55 East Monroe Street
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(312) 346-8000
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www.seyfarth.com
Facsimile Transmission
Date: February 27, 2006
RECIPIENT COMPANY PHONE NO. FAX NO. Tom Kluck Securities and Exchange 202-772-9206
Commission
FROM: Michael E. Blount PHONE: (312) 269-8962 RE: India Globalization Capital, Inc. REPLY FAX NO.: (312) 269-8869 File No:___Number of Pages, Including Cover:___14___
Hard copy to follow I—I Hard copy will not follow
<bbx> Per your request <bb> Please review and revise if necessary <BB> Please telephone me
MESSAGE:
Tom,
As we discussed, attached is a copy of the draft response letter as well as the proposed changes to the prospectus for India Globalization Capital, Inc.
Mike Blount
THE INFORMATION CONTAINED IN THIS FACSIMILE IS CONFIDENTIAL AND MAY ALSO CONTAIN PRIVILEGED ATTORNEY-CLIENT INFORMATION OR WORK PRODUCT. THE INFORMATION IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY TO WHOM IT IS ADDRESSED. IF YOU ARE NOT THE INTENDED RECIPIENT OR THE EMPLOYEE OR AGENT RESPONSIBLE TO DELIVER IT TO THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY USE, DISSEMINATION, DISTRIBUTION OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED, IF YOU HAVE RECEIVED THE FACSIMILE IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, AND RETURN THE ORIGINAL MESSAGE TO US AT THE ADDRESS ABOVE VIA THE U.S. POSTAL SERVICE. THANK YOU.
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IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE PHONE (312) 346-8000 AS SOON AS POSSIBLE.

February 28, 2006
VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attn: John Reynolds
Assistant Director Division of Corporation Finance
Re: India Globalization Capital, Inc.
Amendment No. 7 to Registration Statement on Form S-l
Registration Statement No. 333-124942
Dear Mr. Reynolds:
India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 7 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with five paper copies of Amendment No. 7, marked to show the changes made from Amendment No. 6 to the Registration Statement which was filed with the Commission on February 14, 2006. The changes reflected in Amendment No. 7 are intended to respond to the comments set forth in your letter dated February 24, 2006 (the “Comment Letter”). The supplemental information and changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. In addition, certain additional changes have been made as described below.
General
1. An internal analysis of the Indian market showed that the expected size of an Indian IPO is around $90 million or more. Therefore a $120 million SPAC would be competing against an Indian company’s possible access to the Indian stock market. The Company decided that the space of companies with valuations of $90 million, or more, was too limiting and competitive. Down sizing allows the Company to look at pre-IPO companies for whom immediate access to Indian capital markets is uncertain. The Company concluded that it would be best to look for companies that were at least two years away from accessing the Indian stock market. As smaller companies lack access to the Indian stock market, the Company concluded that valuations would be less and there would be more companies in the $50 million range. As a SPAC must acquire a company with at least 80% of its net asset value, this led the Company to settle on a $60 million offering.
2. We have revised the prospectus to disclose that the Restricted Period under Regulation M for this offering will have ended when (i) all of the units have been sold, (ii) there are no more selling efforts, (iii) there is no more stabilization, and (iv) the overallotment option has been exercised or has expired.
3. The Articles of Incorporation of the Company state, in Article Seventh, that "[p]aragraphs A through E set forth below shall apply during the period commencing upon the initial public offering of the Company’s securities (the “IPO”) and terminating upon the consummation of a “Business Combination” (the “Restricted Period”) and shall not be amended during such period.” Annotated Code of Maryland, Corporations and Associations (the “Code”) section 2-602(a)(l) states, in pertinent part, that “[a] corporation may amend its charter from time to time, in any respect, provided that: (1) [t]he amendment may contain only provisions which lawfully could be contained in articles of incorporation at the time of the amendment.” Section 1-104 of the Code sets forth permissible provisions that may be included in articles of incorporation. These provisions include the following section: “(b)(l) [a]ny provision not inconsistent with the law that defines, limits, or regulates the powers of the corporation, its directors and stockholders....”
In order for a Maryland corporation that has issued stock to amend its articles of incorporation, section 2-604 of the Code requires that the board of directors set forth the proposed amendment and declares it advisable and submit the proposed amendment to a vote of the stockholders. The amendment, to become effective, must be approved by two thirds of all votes entitled to vote on the matter.
Section 104 of the Code expressly authorizes a corporation to modify the percentage of stockholder votes required for any corporate action on which the stockholders are required to vote. Specifically, subsection (b)(4) states that “[a]ny provision that requires for any purpose the concurrence of a greater proportion of the votes of all classes or of any class of stock than the proportion required by this article for that purpose,” and (b)(5) states that “any provision that requires for any purpose a lesser proportion of the votes of all classes or of any class of stock than the proportion required by this article for that purpose, but this proportion may not be less than a majority of all votes entitled to be cast on the matter.” While this section permits provisions in the articles of incorporation that increase or decrease the percentage of stockholders required to approve an amendment to the articles of incorporation, nothing in section 104 of the Code purports to authorize a provision in the articles of incorporation that eliminates, temporarily or otherwise, the right of stockholders to approve amendments to the articles of incorporation of a corporation.
We are not aware of any Maryland case law that addresses either the enforceability under Maryland corporate law of a provision in the articles of incorporation that purports to eliminate the ability of the directors and officers to propose such an amendment, temporarily or permanently, or the validity of an amendment to the articles of incorporation made at a time during which the articles purport to prohibit amendments to the articles of incorporation. Given the absence of such case law, and the absence of any express statutory authority to eliminate the right to amend the articles of incorporation, either temporarily or permanently, it is possible that a Maryland court would uphold the validity of an amendment to the articles of incorporation notwithstanding a prohibition in the articles of incorporation on making such an amendment.
Notwithstanding the conclusion that the Company may have the legal authority under Maryland corporate law to amend its Articles of Incorporation during the Restricted Period as defined therein, the Company views the Business Combination procedures as stated in Article Seventh of its Articles of Incorporation and as described in the prospectus as obligations to its investors that the Company will not propose to amend. We have revised the prospectus to clarify the Company’s position.
4. Based on the analysis set forth in response to Comment No. 3, set forth above, it is possible that under Maryland corporate law the Company may have the legal authority to amend its Articles of Incorporation during the Restricted Period to lower the 20% threshold set forth in Article Seventh A of its Articles of Incorporation.
Notwithstanding the possibility that the Company may have that legal authority, the Company views this 20% threshold stated in Article Seventh of its Articles of Incorporation and as described in the prospectus as an obligation to its investors that the Company will not propose to lower through an amendment to its Articles of Incorporation. We have revised the prospectus to clarify the Company’s position.
Use of Proceeds, page 24
5. We have included a footnote to the “Held in trust” line item in the table indicating that the table excludes the underwriter’s non-accountable expense allowance funds being placed into the trust.
6. We have revised the disclosure relating to the loans from the founders to indicate that the loan proceeds are being deposited into the trust account rather than being used for working capital purposes.
Principal Stockholders, page S3
7. We have revised the disclosure relating to the shares owned by Parveen Mukunda, the wife of Ram Mukunda, to indicate that those shares are beneficially owned by Ram Mukunda, and the shares owned by Ram Mukunda are beneficially owned by Parveen Mukunda. Also, we have included these shares in the shares held by the officers and directors as a group.
8. In addition to the above described changes, we have added disclosure requested by the American Stock Exchange relating to the Company’s adoption of a code of conduct and ethics and establishment of an Audit Committee, as well as the Company’s intent that prior to establishing a nominating committee a majority of independent directors shall select, or recommend to the full Board for selection, all nominees to the Board.
9. We have filed certain exhibits consistent with the changes described above.
The Company appreciates the staffs comments on Amendment No. 6 to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 269-8962.

Very truly yours, Seyfarth Shaw LLP /s/Michael E. Blount Michael E. Blount
MEB:tbm cc: ToraKluck
Mike Karney Maureen Bauer Terence O’Brien Ram Mukunda John Cherin Stanley Jutkowitz Jay Kaplowitz Arthur Marcus
Kristin Angelino

RIDER 10-1
We may be able to extend the time frame for consummating a business combination thus extending the timing of a potential liquidation, or reduce the percentage of stockholders electing their conversion rights, either or both of which would prevent us from consummating a business combination.
Our Articles of Incorporation contain provisions requiring us to liquidate if we do not consummate a business combination with one or more operating businesses with its or their primary operations in India having collectively, a fair market value of at least 80% of our net assets at the time of such acquisition within the required time frame and provisions that we will only consummate a business combination if fewer than 20% of the public stockholders exercise their conversion rights. The Articles further provide that these provisions cannot be amended until the consummation of a business combination. As there is no express authority in Maryland statutes or case law that permits an absolute prohibition against amendments of the Articles, the provisions purporting to prohibit amendments may not be enforceable under Maryland law. However, we view the provisions prohibiting amendments as an obligation running from us to our stockholders and do not intend to seek to amend these provisions.

RIPER 48-1
Committee of the Board of Directors
Our Board of Directors has established an Audit Committee currently composed of two (2) independent directors, which reports to the Board of Directors. Messrs. Krishna and Shenoy, each of whom is an independent director under the American Stock Exchange’s listing standards, serve as members of our Audit Committee. In addition, our Board of Directors has determined that Mr. Shenoy is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee is responsible for meeting with our independent accountants regarding, among other issues, audits and adequacy of our accounting and control systems. We intend to locate and appoint at least one additional independent director to our audit committee within one year after the completion of the offering to increase the size of the Audit Committee to three (3) members.

In addition, the Audit Committee will monitor compliance on a quarterly basis with the terms of this offering. If any noncompliance is identified, then the Audit Committee is charged with the responsibility to take immediately all action necessary to rectify such noncompliance or otherwise cause compliance with the terms of this offering.
Financial Experts on Audit Committee
The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the American Stock Exchange listing standards. The American Stock Exchange listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, we must certify to the American Stock Exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Shenoy satisfies the American Stock Exchange’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the Securities and Exchange Commission.
Nomination to Board
Prior to the formation of a nominating committee, a majority of independent directors shall select, or recommend to the full Board for selection, all nominees to the Board.
Code of conduct and ethics
We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the rules of the American Stock Exchange.

RIDER 61-1
The Restricted Period under Regulation M for this offering will have ended when (i) all of the units have been sold, (ii) there are no more selling efforts, (iii) there is no more stabilization, and (iv) the overallotment option has been exercised or has expired.

USE OF PROCEEDS
We estimate that the net proceeds of this offering will be set forth in the following table:
(1) Excludes the payment of $l 00 from Forrls, Baker Warts, inc, for its purchase option, proceeds from the sale of units under the purchase option and proceeds from the excersices of any warrants.
(2) A portion of the offering expenses have been paid from the funds we received from Mr. Mukunda as described below, These funds will be repaid out of the proceeds of this offering not being placed in trust upon consummation of this offering.
(3) Ferris, Baker Walts, Inc. has agreed to deposit the non-accountable expense allowance (SO. 18 per Unit) into the trust account until the earlier of the completion of a business combination or the liquidation of the trust account. They have further agreed to Forfeit any rights to or claims against such proceeds unless we successfully complete a business combnation.
(4) The $300,000 is expected to be paid to legal, accounting and other outside professionals to conduct due dlllgence once a potential targel for a business combination is Identified and to assist In negotiating and structuring the ultimate business transaction. The $18500,000 represents costs expected to be Incurred by the Company and its officers, directors and employees in identifying and reviewing potential targets for business combinations.
(6) Excludes a financial advisory fec payable to Feiris. Biker Watts, Jne, equal to two percent (2%) of the consideration of any business combination by us up to a minimum fee of $1.500,000, a portion of which shall be allocated to SG A mcricas Securities, LLC.
        .
loan the company $720,000 and extend the pro-IPO Irani of $ 1 50,000, for en aggregate amount of $870,000 defer an aggregate of $1O5,000 of expenses. These will be repaid from the interest earned from the funds held in trust. the loans will be repaid with 4% interest from the
(7) The working capital or up ($1,855,0O will be funded from the Interest earned from monies In oscrow. I

We intend to use the proceeds from the sale of the units to acquire one or more operating businesses with primary operations in India,
$55,441,200, or $63,845,850 if the underwriters’ over-allotment option is exercised in full, of net proceeds of this offering and the private placement will be placed in a trust account at United Bank maintained by Continental Stock Transfer & Trust Company acting as trustee. Additionally, $1,769,400 of the proceeds attributable to (he underwriters’ non-accountable expense allowance will be deposited in the trust account. The proceeds will not be released from the trust account Until the earlier of the completion of a business combination or our liquidation. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target businesses, other than amounts held in trust or paid to Ferris, Baker Watts, Inc. for its services as representative of the underwriters as financial advisor (including the $1,500,000 maximum financial advisory fee described above), amounts paid for finders’ or professional fees or amounts paid for any fees or costs incurred in connection with any debt or equity financing made in connection with the business combination. The Company does not currently have any agreement with any party with respect to the payment of finders’ or professional fees. If the Company agrees to pay such fees in the future, such fees shall be negotiated on an arms-length basis. While it i$ difficult to determine what the specific operating expenses of a target business may entail, we expect that they may include some or all of the following; capital expenditures, expenditures for future projects, genera! ongoing expenses including supplies and payroll, expanding markets and strategic acquisitions or alliances.
We have agreed to pay Integrated Global Networks, LLC or IGN, LLC, an affiliale of Mr, Mukunda, a monthly fee of $4,000 for general and administrative services including office space, utilities and secretarial support. This arrangement is for our benefit and is not intended to provide Mr. Mukunda, the Chief Executive Officer of IGN, LLC and our Chairman, Chief Executive Officer and President, with compensation in lleu of salary. We believe, based on rents and fees for similar services in the Washington, DC metropolitan area, that the fee charged by IGN, LLC is at least as favorable as we could have obtained from an unaffiliaied third party. However, because our directors may no! be deemed “independent”, we did not have the benefit of disinterested directors approving the transaction.
We intend to use the working capital (approximately $1,855,000) for repayment of founders loans, deferred expenses, director and officer liability insurance premiums, with the balance being held in reserve for other expenses such as, travel to India, due diligence, legal, accounting, and other expenses of structuring and negotiating business combinations, and deposits, down payments and/or funding of a “no shop” provision in connection with a business combi nation as welI as for reimbursement of any out-of-pocket expenses incurred by our existing stockholders in connection with activities on our behalf as described below. We believe that the working capital will be sufficient to cover the foregoing expenses and reimbursement costs.
We may not use all of the proceeds in the trust in connection with a business combination, either because the consideration for (he business combination is less than the proceeds In trust or because we financed a portion of the consideration with our capital stock or debt securities. In that event, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target businesses, which may include subsequent acquisitions.
Mr, Mukunda has loaned a total of $100,000 to us for the payment of offering expenses. Dr. Krishna has loaned a total of $50,000 to us for the payment of offering expenses, Upon the consummation of this offering, the founders will loan an additional $720,000 to us for-working. capital purposes. Each loan bears interest at a rate of 4% per year and will be payable on the earlier of the first anniversary of the consummation of this offering or the consummation of a business combination. Prior to the release of the escrowed funds to us each loan will be solely repaid out of the interest earned on the escrowed funds, provided that we will not be required to make any payments from such inerest until we have withdrawn an aggregate of $1,855,000 from such interest for working capital purposes,
The net proceeds of this offering (including that portion of the proceeds attributable to the underwriters’ discount and non-accountable expense allowance held in the trust account) that arc not immediately required for the purposes set forth above will be invested only in United States “government securities,” defined as

• approximately $184.000 for travel, general working capital that will be used for miscellaneous expenses and reserves, including for director and officer liability insurance premiums, deposits, down payments and/or funding of a “no shop” provision in connection with a prospective business transaction and for international travel with respect to negotiating and finalizing a business combination,
We do not believe we will need additional financing following this offering in order to meet the expenditures required for operating our business, However, we may need to obtain additional financing to the extent such financing is required to consummate a business combination, in which case we may issue additional securities or incur debt in connection with such business combination.
.
As of May 2,2005, Mr. Muknnda loaned a total of $100,000 to us for payment of offering expenses, as of September 15,2005, Dr. Krishna loaned a total of $50,000 to us for payment of offering expenses. Upon the consummation of this offering, the founders will loan an additional $720,000 to us The loans bear interest at a rate of 4% per year and wiil be payable on the earlier of April 30, 2006 or the first anniversary of the consummation of this offering or the consummation of a business combination. Prior to the consummation of a business combination, the loans will be soicly repaid oul of the interest corned on the escrowed funds, provided that we will not be required to make any payments from such interest until we have withdrawn an aggregate of $1,855,000 from such interest for working capital purposes.
We have agreed to pay IGN, LLC,/an affiliate of Mr. Mtikonda, a monthly fee of $4,000 for general and administrative services including office space, utilities and secretarial support- This arrangement is for our benefit and is not intended to provide Mr. Mukunda, Chief Executive Officer of IGN, LLC and oar Chairman, Chief Executive Officer and President, with compensation in lieu of salary. We believe, based on rents and fees for similar services in the Washington, DC metropolitan area, that the fee charged by IGN, LLC is at least as favorable as we could have obtained from an unaffiiated third party. However, because our directors may not be deemed “independent”, we did not have the benefit of disinterested directors approving the transaction.

In general, officers and directors of a corporation incorporated under the laws of the State of Maryland are required to present business opportunities to a corporation if:
· the corporation could financially undertake the opportunity;
· the opportunity is within the corporation’s line of business; and
· it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.
Accordingly, as a result of the multiple business affiliations, our officers and directors may have similar logal obligations relating to presenting business opportunities meeting the above listed criteria to other entities. For example, Mr. Mukunda has pre-existing fiduciary obligations that arise as a result of his affiliation with ION, LLC, Although we believe it is unlikely that IGN, LLC would seek to acquire businesses that we target, we cannot assure you that this will not occur. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
In order to minimize potential conflicts of interest that may arise from multiple corporate affiliations, each of our officers, directors and special advisors has agreed, until the earliest of a business combination, our liquidation or such time as he ceases to be an officer or director or special advisor, to present to us for our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to us under Maryland law, subject to any pre-existing fiduciary obligations they might have,
In connection with the vote required for any business combination, all of our existing stockholders which includes all of our officers, directors and special advisors) have agreed to vote all of their respective shares of common stock, including shares they may acquire in the private placement or during or after this offering, in accordance with the vote of the public stockholders owning a majority of the shares of our common stock sold in this offering. Accordingly, they will not be entitled to exercise the conversion rights available to public stockholders who vote against a business combination. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution, but only with respect to those shares of common stock acquired by them prior to this offering and the 170,000 shares included in the units they have agreed to purchase in the private placement.
To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial perspective,
Mr. Mukunda has loaned a total of $100,000 to us for the payment of offering expenses. Dr. Krishna has loaned a total of $50,000 to us for the payment of offering expenses. Upon the consummation of this offering, the founders will loan an additional $720,000 to us. ioan bears interest at a rale of 4% per year and will be- payable on the earlier of the consummation of a business combination or the first anniversary of the consummation of this offering. Prior to the consummation of a business combination, each loan will solely repaid/out the interest earned on the escrowed funds, provided that we will not be required to make any payments from such interest until we have withdrawn an aggregate of $1,855,000 from such interest for working capital purposes.
We will reimburse oar officers, directors and special advisors for any out-of-pocket business expenses incurred by them in connection with certain actvities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which wil I be reviewed only by our board or a court of competent jurisdiction if sneh reimbursement is challenged.

PRINCIPAL STOCKHOLDERS
On May 5,2005, we issued an aggregate of 1,750,000 shares of our common stock to our officers, directors and special advisors for an aggregate consideration of $ 17,500. On June 20,2005, we issued 750,000 shares for an aggreg/tc consideration of $7,500 in cash, at a purchase price of approximately $,01 per share, to certain of our officers, directors and speciaj’advisors. On September 7,2005, one of our shareholders surrendered 62,500 shares of oar common stock to us and on February 3,2006,jbnc of our shareholders surrendered 137,500 shares of oar common stock to us. We reissued these shares. For additional information, see/he section above entitled “Certain Relationships and Related Transactions.” On September 29,2005, the Company amended its Certificate off Incorporation to effect a I -for-2 reverse stock split pursuant to which every two shares of the Company’s Common Stock outstanding prior trf the reverse split were exchanged for one share of the Company’s Common Stock after the reverse split. The share numbers in this Section reflect the effects of the reverse stock split
The following table sets forth information regarding the beneficial ownership of ous common stock as of February 3,2006, and as adjusted to reflect the sale of our common stock included in the units offered by this prospectus^and sold in the private placement assuming no purchase of additional units by our officers and directors in this offering), by: •i/Ks.
· each person known by as to be ihe beneficial owner of more than 5% of our ou/slanding shares of common slock;
· each of our executive officers, directors and our special advisors; and
· all our officers and directors as a group.
Unless otherwise indicated, we believe that all persons named in the table hav^ sole voting and investment power with respect to all shares of common stock beneficially owned by them.
AmoumAnd Approxnate Percentage of Name and Address of BenelkM Ownlrfl) Nature of Oulrtanding Common — Benijeficlal Ownership Before Olferlng After Offering(2) — Ra’nga Krishna •”,•’’ ‘ .••’•:-.•:•’••:•’•’ RamMukunda Johr Cherin Parveen Mukunda Suhail Nathani Larry-Pressler’ P.O. Kakokar Snakti Sinha Dr. Prabuddha Ganguli Dr. Anil K. ‘Gupta All directorsa and executive officers as a group (5 individuals) . .. : , 287,500 ‘ — :.:ll:5% .• — / 50000 2.0% ‘. 0.4% 25,000 2.0 / 12,500 0.5% ‘ 0.1% ‘12,5000 1JXS% 0-l%:’ / 12,500 0.5% 0,3% / “ 25,000 1%. 0.2%: —
(1)
Unless otherwise noted, the business address of each of the fallowing is 4336 Montgomery Avenue, Bethesda, Maryland, 20814,
(1) Our officers and directors have agreed to purchase an aggregate of 170,000 anils in the private placement, which purchase will occur immediately prior to the offering. The percentage ownership after the offering for all executive officers and directors as a group reflects this purchase; however, the percentages for each holder do not since the allocation of the purchase obligation among the officers and directors has not yet been determined.
425,000 shares owned by Mr. Mukunda s wife, Parveen Mukonda,